Exhibit 99.1

HUYA Inc. to Hold an Annual General Meeting on April 13, 2021

GUANGZHOU, China, March 10, 2021 /PRNewswire/ — HUYA Inc. (NYSE: HUYA) (“HUYA” or the “Company”), a leading game live streaming platform in China, today announced that it will hold an annual general meeting of shareholders at Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, People’s Republic of China on April 13, 2021 at 10:00 a.m., local time.

Holders of record of ordinary shares of the Company at the close of business on March 12, 2021 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas. The purpose of the annual general meeting is for the Company’s shareholders to consider, and if thought fit, approve the re-election and appointment of Mr. Tsang Wah Kwong as a director of the Company in accordance with the Company’s memorandum and articles of association.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.huya.com/, as well as on the website of the U.S. Securities and Exchange Commission (the “SEC”) at http://www.sec.gov/.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2019, with the SEC. The Company’s Annual Report can be accessed on the investor relations section of its website at http://ir.huya.com/, as well as on the SEC’s website at http://www.sec.gov/. Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Annual Report free of charge by sending an email to ir@huya.com or by writing to Investor Relations Department of the Company at HUYA Inc., Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, People’s Republic of China.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com